Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-154314
October 21, 2008
PepsiCo, Inc.
$2,000,000,000 7.90% Senior Notes Due November 1, 2018

Issuer:	PepsiCo, Inc.
Title of Securities:	7.90% Senior Notes Due 2018
Ratings:	Aa2 (Stable) by Moody’s Investors Service, Inc and A+ (Stable) by Standard & Poor’s Rating Services
Trade Date:	October 21, 2008
Settlement Date (T+3):	October 24, 2008
Maturity Date:	November 1, 2018
Aggregate Principal Amount Offered:	$2,000,000,000
Price to Public (Issue Price):	99.758%
Proceeds to PepsiCo (Before Expenses):	$1,986,160,000
Benchmark Treasury:	4% Treasury Notes due August 15, 2018
Benchmark Treasury Yield:	3.735%
Spread to Treasury:	420 bps
Re-offer Yield:	7.935%
Coupon:	7.90%
Interest Payment Dates:	Semi-annually on each May 1 and November 1, commencing on May 1, 2009
Optional Redemption:	Make-whole call at any time, at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at Treasury rate plus 50 basis points

Minimum Denomination:	$2,000 and integral multiples of $1,000
Daycount Fraction:	30 / 360
CUSIP/ISIN:	713448BJ6/US713448BJ63
Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC and The Williams Capital Group, L.P.
Co-Managers:	Muriel Siebert & Co., Inc. and Samuel A. Ramirez & Co., Inc.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 (institutional investors), UBS Securities LLC toll-free at 1-877-827-6444 (extension 561-3884) or The Williams Capital Group, L.P. toll-free at 1-800-924-1311.
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